                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                               Peter B. Bensinger
                        Bensinger, DuPont and Associates
                              20 North Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 726-8620
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                               Page 1 of 17 Pages

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 2 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Estate of Edwin J. Schneebeck
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Washington
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
          NUMBER OF                        -0-
           SHARES             -----------------------------------------------------------------------------------------------
        BENEFICIALLY              8        SHARED VOTING POWER
        OWNED BY EACH                      1,165,061
          REPORTING           -----------------------------------------------------------------------------------------------
         PERSON WITH              9        SOLE DISPOSITIVE POWER
                                           -0-
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           1,165,061
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,165,061
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.02%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            00
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 3 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bethel J. Schneebeck
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                                                                      / /


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           196,724
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       1,385,127
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       196,724
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           1,385,127
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,581,851
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            20.4%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 4 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David E. Schneebeck
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a)  / /
                                                                                                                (b)  / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                     / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           180,214
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       1,199,240
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       180,214
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           1,199,240
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,379,454
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                     / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            17.79%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 5 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Troy Schneebeck
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           966
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       -0-
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       966
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           -0-
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            966
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            Less than .01%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 6 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Timothy J. Schneebeck
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           150,713
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       34,179
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       150,713
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           34,179
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            184,892
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            2.61%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 7 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Schneebeck Family Trust
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Washington
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           -0-
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       185,887
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       -0-
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           185,887
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            185,887
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            2.62%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            00
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 8 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Judith S. Bensinger
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           145,499
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       1,199,240
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       145,499
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           1,199,240
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,344,739
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            17.34%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 9 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter B. Bensinger
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           48,000
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       34,179
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       48,000
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           34,179
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            82,179
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            1.15%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!




=========================================                                    =============================================
          CUSIP NO. 45255W106                            13D                              Page 10 of 17 Pages
=========================================                                    =============================================

=============================================================================================================================
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Schneebeck Foundation
-----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) / /
                                                                                                                (b) / /
-----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            N/A
-----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                    / /
            ITEMS 2(d) or 2(e)


-----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Washington
-----------------------------------------------------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
                                           -0-
          NUMBER OF           -----------------------------------------------------------------------------------------------
           SHARES                 8        SHARED VOTING POWER
        BENEFICIALLY                       34,179
        OWNED BY EACH         -----------------------------------------------------------------------------------------------
          REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON WITH                       -0-
                              -----------------------------------------------------------------------------------------------
                                 10        SHARED DISPOSITIVE POWER
                                           34,179
-----------------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,179
-----------------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                    / /


-----------------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            .05%
-----------------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            CO
=============================================================================================================================


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN


Item 2.  Identity and Background.

     This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on January 7, 1998 by the Estate of Edwin J. Schneebeck (the "Estate") is being filed by the Estate, Bethel J. Schneebeck, David E. Schneebeck, Troy Schneebeck, Timothy J. Schneebeck, The Schneebeck Family Trust (the "Trust"), Judith S. Bensinger, Peter B. Bensinger and The Schneebeck Foundation (the "Foundation") (each, a "Reporting Person" and collectively, the "Reporting Persons"). The following information is provided with respect to the Reporting Persons:

     Bethel J. Schneebeck is retired. Her residence address is 1 Stadium Way North, Tacoma, Washington 98403.

     David E. Schneebeck is principally employed as an airline pilot with Northwest Airlines, a commercial airline. His business address is 3 S.W. Three Tree Point Lane, Burien, Washington 98166.

     Troy Schneebeck is principally self-employed as a construction worker. His business address is 14224 55th Avenue South, Tukwilla, Washington 98168.

     Timothy J. Schneebeck is the owner of T & M Refrigeration, Inc., a company engaged in the installation and servicing of heating and refrigeration equipment. His business address is 14520 Fremont Avenue North, Shoreline, Washington 98133.

     The Trust is a Washington trust. Its address is c/o Bethel J. Schneebeck, 1 Stadium Way North, Tacoma, Washington 98403.

     Judith S. Bensinger is principally employed as a physician and is the owner of the Center for Adolescent Medicine Inc. Her business address is 480 Elm Place, Highland Park, Illinois 60035.

     Peter B. Bensinger is principally employed as the President and Chief Executive Officer of Bensinger, DuPont & Associates, a consulting firm providing consulting, training and employee assistance programs. His business address is 20 North Wacker Drive, Suite 920, Chicago, Illinois 60606.

     The Foundation is a Washington non-profit corporation which was organized for charitable purposes. The address of the Foundation is c/o Bethel J. Schneebeck, 1 Stadium Way North, Tacoma, Washington 98403. The officers and directors of the Foundation are Bethel J. Schneebeck (President), David E. Schneebeck (Chairman), Judith S. Bensinger (Vice President), Peter B. Bensinger (Vice Chairman), Timothy J. Schneebeck (Vice President) and Robert G. Albertson (Secretary). Mr. Albertson is a retired minister and college professor. His residence address is 2915 N. 28th St., Tacoma, Washington 98407. Information regarding the other officers and directors of the Foundation is set forth above.

     To the knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons nor the sole officer and director of the Foundation who is not a Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 11 of 17 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.   Purpose of Transaction.

         Not applicable.

Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of outstanding shares of IMPCO Common Stock beneficially owned by each Reporting Person is set forth in Item 11 on the cover pages filed herewith, and such responses are incorporated by reference herein. The number of shares beneficially owned by the Estate includes 613,207 shares of IMPCO Common Stock issuable upon conversion of 3,250 shares of IMPCO Preferred Stock and 50,000 shares of IMPCO Preferred Stock issuable upon exercise of currently exercisable stock options. The number of shares beneficially owned by Peter B. Bensinger includes 30,000 shares of IMPCO Common Stock issuable upon exercise of currently exercisable stock options. The percentage calculations are based on 7,091,601 shares of IMPCO Common Stock being outstanding as of April 30, 1998 (based on information provided by IMPCO).

     (b) The number of shares of IMPCO Common Stock as to which each Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

     Bethel J. Schneebeck is an executrix of the Estate, the trustee of the Trust and an officer and director of the Foundation. David E. Schneebeck is an executor of the Estate and an officer and director of the Foundation. Timothy J. Schneebeck is an officer and director of the Foundation. Judith S. Bensinger is an executrix of the Estate and an officer and director of the Foundation. Peter
B. Bensinger is an officer and director of the Foundation. Accordingly, the shares of IMPCO Common Stock beneficially owned by such Reporting Persons include shares beneficially owned by the Estate, the Trust and the Foundation, as the case may be.

     (c) None of the Reporting Persons have effected any transactions in IMPCO Common Stock during the past 60 days.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to a Stock Purchase Agreement, dated as of May 6, 1998, among the Reporting Persons and Questor Partners Fund, L.P. ("Questor"), Questor Side-by-Side Partners, L.P. ("Questor SBS") and David T. O'Neal, Jr. ("O'Neal"), the Reporting Persons have agreed to sell, and Questor, Questor SBS and O'Neal have agreed to purchase, an aggregate of 1,494,036 shares of IMPCO Common Stock for a purchase price of $13.50 per share and 3,250 shares of IMPCO Preferred Stock (which shares are convertible into 613,207 shares of IMPCO Common Stock) for a purchase price of $2,547.1675 per share. The closing of the transaction is subject to various conditions, including approval of the transaction by the Board of Directors of IMPCO and termination of the waiting period under the Hart- Scott-Rodino Antitrust Improvements Act of 1976.


                               Page 12 of 17 Pages

Item 7.   Material to be Filed as Exhibits.

     1. Agreement to File Schedule 13D pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

     2. Stock Purchase Agreement, dated as of May 6, 1998, among the Reporting Persons, Questor Partners Fund, L.P., Questor Side-By-Side Partners, L.P. and David T. O'Neal, Jr.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 1998

                             ESTATE OF EDWIN J. SCHNEEBECK


                             By: /s/ Bethel J. Schneebeck
                                 ---------------------------------------------
                                 Bethel J. Schneebeck, Personal Representative


                             By: /s/ David E. Schneebeck
                                 ---------------------------------------------
                                 David E. Schneebeck, Personal Representative


                             By: /s/ Judith S. Bensinger
                                 ---------------------------------------------
                                 Judith S. Bensinger, Personal Representative



                             /s/ Bethel J. Schneebeck
                             -------------------------------------------------
                             Bethel J. Schneebeck



                             /s/ David E. Schneebeck
                             -------------------------------------------------
                             David E. Schneebeck


                             /s/ Troy Schneebeck
                             -------------------------------------------------
                             Troy Schneebeck


                             /s/ Timothy J. Schneebeck
                             -------------------------------------------------
                             Timothy J. Schneebeck


                               Page 13 of 17 Pages

                             THE SCHNEEBECK FAMILY TRUST


                             By:   /s/ Bethel J. Schneebeck
                                ----------------------------------------------
                                Name:   Bethel J. Schneebeck
                                       ---------------------------------------
                                Title:     Trustee
                                       ---------------------------------------


                             /s/ Judith S. Bensinger
                             -------------------------------------------------
                             Judith S. Bensinger


                             /s/ Peter B. Bensinger
                             -------------------------------------------------
                             Peter B. Bensinger

                             THE SCHNEEBECK FOUNDATION



                             By:   /s/ Peter B. Bensinger
                                  --------------------------------------------
                                Name:   Peter B. Bensinger
                                      ----------------------------------------
                                Title:     Vice Chairman
                                      ----------------------------------------


                               Page 14 of 17 Pages

                                                                      EXHIBIT 1


                         AGREEMENT TO FILE SCHEDULE 13D


         THIS AGREEMENT is made and entered into as of the 12th day of May, 1998, by and between the undersigned parties (the "Shareholders").

                              W I T N E S S E T H:

     WHEREAS, the Shareholders are shareholders of IMPCO Technologies, Inc., a Washington corporation ("IMPCO"); and

     WHEREAS, the Shareholders desire to jointly file a Schedule 13D with the Securities and Exchange Commission (the "SEC") with respect to their investments in IMPCO in order to satisfy their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and the regulations promulgated thereunder.

     NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

     1. Each of the Shareholders hereby agrees to jointly file a Schedule 13D with the SEC with respect to their investments in IMPCO in order to satisfy their obligations under the Act and the regulations promulgated thereunder. The
Schedule 13D may be an initial Schedule 13D or an amendment to the Schedule 13D previously filed with the SEC by the Estate of Edwin J. Schneebeck.

     2. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which shall constitute one and the same instrument.

                               Page 15 of 17 Pages

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                            ESTATE OF EDWIN J. SCHNEEBECK


                            By:   /s/ Bethel J. Schneebeck
                               -----------------------------------------------
                               Bethel J. Schneebeck, Personal Representative


                            By:   /s/ David E. Schneebeck
                               -----------------------------------------------
                               David E. Schneebeck, Personal Representative


                            By:   /s/ Judith S. Bensinger
                               -----------------------------------------------
                               Judith S. Bensinger, Personal Representative



                            /s/ Bethel J. Schneebeck
                            --------------------------------------------------
                            Bethel J. Schneebeck



                            /s/ David E. Schneebeck
                            --------------------------------------------------
                            David E. Schneebeck


                            /s/ Troy Schneebeck
                            --------------------------------------------------
                            Troy Schneebeck


                            /s/ Timothy J. Schneebeck
                            --------------------------------------------------
                            Timothy J. Schneebeck

                           THE SCHNEEBECK FAMILY TRUST


                           By:   /s/ Bethel J. Schneebeck
                                ----------------------------------------------
                           Name:   Bethel J. Schneebeck
                                   -------------------------------------------
                           Title:  Trustee
                                   -------------------------------------------




                           /s/ Judith S. Bensinger
                           ---------------------------------------------------
                           Judith S. Bensinger


                               Page 16 of 17 Pages

                         /s/ Peter B. Bensinger
                         -----------------------------------------------------
                         Peter B. Bensinger

                         THE SCHNEEBECK FOUNDATION



                         By:   /s/ Peter B. Bensinger
                             -------------------------------------------------
                             Name:   Peter B. Bensinger
                                   -------------------------------------------
                             Title:     Vice Chairman
                                   -------------------------------------------


                               Page 17 of 17 Pages